

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 22, 2023

Kelly Frey, Sr.
Chief Executive Officer
Worldwide Stages, Inc.
5000 Northfield Lane
Spring Hill, Tennessee 37174

> **Re: Worldwide Stages, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 15, 2023**
> **CIK No. 0001973742**

Dear Kelly Frey:

This is to advise you that we do not intend to review your offering statement.

Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary M. Brown